

BEYOND
WELLNESS

A BLUEPRINT FOR YOUR HEALTH

Our mission is to provide consumers with the most advanced artificial intelligence for whole exome testing that detects, protects, and optimizes personal health and enhanced vitality.

We believe DNA testing information used as part of health and lifestyle management can save lives and allow people to live healthier and longer lives.

As an example, more than* 50% of Americans carry one or more gene variants that dramatically raise their risk for heart attacks and stroke. Not only can genetic testing reveal these threats, it can also reveal the best strategies to treat them.

All sources for statistics referenced in this presentation are contained in the Memorandum.





- Beyond Wellness entered the $14 billion a year global genetic testing market in 2020

- More than 50% of Americans carry one or more gene variants that dramatically raise their risk for heart attacks and stroke

- Beyond Wellness launches affordable cardiac testing and whole exome genetic tests[1]

- Only 28 million Americans, or 8% of the population, have taken genetic tests

- As our DNA Database grows, there will be valuable opportunities to monetize the database

- There are potential database partnerships with major pharmaceutical companies in development of new drugs

- Blackstone Group paid $4.7 billion for a 75% interest in Ancestry.com[2]

- In 2017, Ambry Genetics was acquired by Konica Minolta for $1 billion[2]

- GlaxoSmithKline invested $300 million into 23andMe[2]

- 23andMe and GSK Head to Clinical Trials with Cancer Drug[2]

In Beyond Wellness, the opportunity exists at the ground floor into one of the hottest emerging markets.

[1]*Comparison between well-established companies and our start-up company should not be made.*
[2]*The results obtained by well-established companies are not indicative of what we may or may not be able to achieve.*





Knowing what's in your DNA could help you live healthier and longer.

We want you to know what's in your DNA. We want everyone to know what's in their DNA. Why? Because the information contained in DNA can help you and in consultation with a medical professional:

· Predict what diseases you might get (including heart disease)
· Help doctors prescribe the best medicines to treat your illness
· Assess your susceptibility to viral infections
· Indicate how your body will respond to diet and exercise



So why isn't everyone getting a complete exome DNA test?

Historically, a full exome DNA test has been cost prohibitive.

Most DNA testing companies have focused on ancestry testing.

DNA testing was limited in its scope.

Medical and healthcare practitioners were new to using DNA information in diagnosing and treating disease.

Most consumers were not aware of the benefits of a full exome DNA test.

BEYOND
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A new "Megatrend" is sweeping America. The responsibility for monitoring health is moving from the doctor's office to the home, and we believe DNA testing is part of that change.

McKinsey (the famed consulting firm) says, "The trend is your friend." Their analysis shows that riding the right waves of change is the most important contributor to business results. They go on to say, "A company benefiting from such tailwinds is 4 to 8 times more likely to rise to the top of future performers*."

*All sources for statistics referenced in this presentation are contained in the Memorandum.



Ways in which consumers are taking charge of their own health*.

The recent pandemic has led to widespread use of at-home testing and diagnostics.

Consumers are embracing self-monitoring and investing in ways to personally track health, fitness, and well-being.

28 million people wear a Fitbit personal health and wellness tracker.

More than 150 million people across the globe are actively using Samsung Health.

39% of people surveyed said they would be comfortable using at-home genetic tests to identify current or future health risks.

Early adopters of direct-to-consumer genetic testing services reported a sense of empowerment upon receiving their results.

All sources for statistics referenced in this presentation are contained in the Memorandum.





Computer technology and genomics have enabled scientists to understand which genetic variants correlate with specific diseases and then to predict a person's likelihood of developing them.

Each of us responds to medication in different ways, and new technology (called pharmacogenetics), allows for a better look at how these medications will affect a patient before being prescribed.

Knowing that a patient has a high probability for a certain disease could result in earlier lifesaving or life-extending treatment.

Knowing which drug treatment works best for an individual could result in reduced sick time, improved treatment outcomes, and less cost.

Whether relative to the foods we choose to eat, the exercise regime we choose, which prescription or recreational drugs we consume, or just our lifestyle choices, our DNA is the blueprint for our future.

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MARKET OPPORTUNITY*

The global genetic testing market size exceeded $14.8 billion in 2020 and is expected to grow at 11.6% compound annual growth rate (CAGR) from 2021 to 2027.

A subset of the global market, direct-to-consumer (D-T-C) genetic testing, is projected to reach $4.1 billion by 2027 at a CAGR of 15.7% during 2021 to 2027.

Currently, only 26 million Americans have taken DNA tests, accounting for a mere 8% of the total population (and many of those have only taken "ancestry" type DNA tests).

*All sources for statistics referenced in this presentation are contained in the Memorandum.



BEYOND WELLNESS

THE "BEYOND WELLNESS" SOLUTION



- We are entirely focused on DNA testing for health and wellness.
- We have partnered with one of the premier DNA testing laboratories in the country.
- Through negotiation with our lab partner, we can offer some of the lowest prices on the market.
- We offer three specific health-related DNA tests, as well as entire DNA exome and genome sequencing.
- We offer a "subscription based" DNA data analysis and ongoing access service.

BEYOND WELLNESS

To entice customers to sign up for our services, we offer three low-cost ($99) introductory DNA tests:

 **Nutrition and Fitness Report**

 **Viral Immunity Report**

 **Cardiac Report**
(detecting the genetic markers for heart disease previously mentioned)

Then, our customers have the option to purchase the full exome testing report ($399).

Further, customers will pay an additional $39 per year to have ongoing access to their personal DNA dataset as well as updated information relating to their DNA based on medical research and new discoveries.

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Customers respond to our marketing campaigns by signing up on our website.

Customers then purchase one of our introductory tests or the full exome test.

We send the customer a DNA sample test kit.

The customer obtains a DNA sample and mails the sample to the lab.

The lab analyzes the results and loads the customer's DNA analysis to the secure access system, where the customer can access his or her information.

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Our goal is to build a large recurring revenue customer base as quickly as possible. Our marketing strategy includes:

1 - Traditional direct marketing

Marketing that evokes an on-the-spot response and encourages prospective customers to act by opting into the advertiser's offer.

2 - Comprehensive Internet marketing

Content, social media, effective website design, email marketing, blogging, pay-per-click advertising, online display ads, and effective web analytics.

3 - A "Call Center" approach

Following up on leads generated by website and Internet marketing activities allowing us to convert leads into sales.





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DNA Database Growth

As our DNA Database grows, there may be opportunities to monetize the database through licensing and/or other sharing arrangements with:



1

Researchers in development of disease prevention and treatment



2

Major pharmaceutical companies in development of new pharmaceuticals



EXAMPLES OF SIGNIFICANT TRANSACTIONS IN THE INDUSTRY

We believe that we can create significant value for our shareholders by building a DNA testing business that has recurring revenue (annual maintenance fees) from hundreds of thousands and even millions of subscribers. However, we point to three industry occurrences as examples of possible future transactions, should we achieve our stated business objectives.



1. The private equity investment firm Blackstone Group paid $4.7 billion for a 75% interest in Ancestry.com. One of the driving forces behind the deal was access to the DNA database of 18 million Ancestry.com members.

2. The DNA testing company 23andMe entered into an exclusive license with GlaxoSmithKline which invested $300 million into the business. In exchange, 23andMe, has a financial interest in any drugs that GlaxoSmithKline develops from utilizing the 23andMe DNA database.

3. In 2017, Ambry Genetics was acquired by Konica Minolta for $1 billion. Konica Minolta views the addition of Ambry as the first step in creating an exciting new medical platform aimed at fulfilling the potential of precision medicine – an emerging approach to healthcare where genetic or molecular analysis is used to match patients with the most appropriate treatment for their specific disease.



Comparison between well-established companies and our start-up company should not be made. The results obtained by well-established companies are not indicative of what we may or may not be able to achieve.

BEYOND WELLNESS

INVESTMENT HIGHLIGHTS


NH$_2$

- ***Fast growth business***
- ***High margins***
- ***Recurring revenue model***
- ***Low overhead costs***
- ***Leading edge technology***
- ***Substantial enterprise value***

BEYOND WELLNESS



Karen Parmenter
President & Director

Karen Parmenter is a licensed marriage and family therapist. She was the clinical director of a crisis residential center in Orange County, California, operated by Telecare, a major behavioral health company. After leaving Telecare, she developed a program to help high acuity clients maintain an at home lifestyle while still receiving near crisis level care. Recently, she has incorporated DNA analysis of specific mental health markers, as well as drug responses, to determine which medications will work best for treating different behavioral disorders. Karen is an avid fitness enthusiast and has used DNA analysis in developing her fitness routines and diet. She earned her bachelor's in psychology from University of Arizona and her master's in clinical psychology from Pepperdine University. She is licensed as a marriage and family therapist in both Nevada and California.



Michael Manahan
Chief Financial Officer & Director

Michael Manahan is a financial strategist, consultant, and lecturer at California State Dominguez Hills. He served as chief financial officer for three publicly traded companies, has started and owned seven small businesses, and as an advisor has worked with more than 100 management teams. He is a graduate of the British Columbia Institute of Technology in Financial Management. Michael earned his MBA from Pepperdine University and his CPA (non-active) in Canada. He also completed all course work for a Doctorate in Organizational Change at Pepperdine University (ABD). Michael's accomplishments include building accounting teams, preparing companies for audits and sale, leading due diligence on acquisitions and investments, coaching CEOs and CFOs, creating projections and pitch decks, driving down costs, and improving efficiency.



Dutch Deol
Chief Operating Officer

Dutch Deol is an Optics Program Manager for the Data, Power, and Control Division at Legrand France. Legrand France is a nine-billion-dollar publicly traded entity that sells everything from residential lighting controls to high-end data networking products. Controlling all aspects of the global sales channel, Dutch is responsible for an eight-million-dollar budget. Dutch rose to this position after two separate company acquisitions. During these acquisitions, Dutch served as Chief of Staff for Approved Networks and Champion One. As Chief of Staff, he gained valuable insight into the business unit as a whole. This experience influenced his CapEx and OpEx decisions, leading to more effective business spending and a boost in Top Line Revenue and EBITDA. Dutch is passionate about helping companies achieve their maximum potential through intelligent and effective management-level decisions.



Harry Radie
VP of Investor Relations

Harry has served over 40 years as a licensed investment professional dealing with retail and institutional clients as a Broker and a Principal. His expertise spans all aspects of the securities markets, including IPOs, PIPES, Trading, Mergers and Acquisitions, and Investment Banking, with a primary focus on emerging markets. Since retiring in June 2018, Harry has acted as a consultant to several emerging companies and startups.

BEYOND
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Eric Mathur

Eric Mathur serves as Chief Science Officer of Diomics Corporation. His career spans 40 years in basic and applied biotechnology with a focus on translational science. His expertise encompasses molecular biology, genome sciences, environmental microbiology, molecular diagnostics, and high throughput drug discovery. A serial entrepreneur in the early San Diego biotech industry, Eric participated in formation of several start-ups including Stratagene Cloning Systems (acquired by Agilent), Diversa Corporation (acquired by BASF & British Petroleum), and Synthetic Genomics (spinout Agradis acquired by Monsanto) among others. He is an accomplished biotechnologist with 50+ peer reviewed publications and over 100 issued patents. Eric's passion lies in leveraging genomics, biologics & polymer technologies to develop science-driven nutraceuticals, plant-based-medicines, and modern therapeutics.



Jayson Uffens

Jayson Uffens has 20 years in technology developing products and platforms for start-ups, rapid growth companies, and other enterprises. His engineering and leadership roles include Developer, Architect, VP, CTO, & CEO. He was the Founder/CEO of IrisMind comprised of former Seamless/Grubhub engineers created to partner, develop, and invest in vertical SaaS and AI startups. He developed an ML-based fintech consumer analysis platform and sold $5M in licenses in 2016-2017. In 2018 he helped launch a startup named Streamlined. Jayson became an equity partner of a development team to build an ML-driven platform for deal management, document analysis, and automated data rooms to accelerate the closing of VC and PE capital raises. The product is used by companies, law firms, and funds. He was the Lead Developer and Architect for PerfectPracticeMD (now AdvancedMD) driving product development. The company was acquired by ADP. He was VP of Engineering at Seamless leading the rebuild of team & platform that accelerated product development taking the company from $300M to $1B in revenue and VP of Engineering for a combined platform at Grubhub through merger, integration, and IPO for a combined $1.5B in platform transactions in 2014.





Harry Radie

775-990-2345

harry@beyondwellness.io